Mail Stop 4561
      April 6, 2006

Mr. Gordon Samson
Director and CFO
TAO Minerals LTD.
Officina 618, Empresarial Mall Ventura
Cra.32 #1B Sur 51
Medellin, Columbia

	RE:	TAO Minerals LTD.
		Forms 8-K and 8-K/A
		Filed April 5, 2006 and April 6, 2006
            	File No. 333-123560

Dear Mr. Samson:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed April 5, 2006

1. We note that on April 4, 2006 you appointed De Leon & Company as your new independent accountants. Please have your new independent accountants explain to us in sufficient detail how they plan on performing the audit of the international operations of your company.
In addition, have them tell us whether a foreign audit firm will be assisting in the audit and, if so, whether such foreign firm is credentialed with the SEC or registered with the PCAOB, if required.
Lastly, if a foreign audit firm will be assisting in the audit, tell us if De Leon & Company will qualify as the principal accountant.




Exhibit 16

2. The letter filed as Exhibit 16 to your Form 8-K/A merely confirms that the auditor-client relationship has ceased. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please provide the information requested above within five business days from the date of this letter. The information should be filed as correspondence on EDGAR.

      Any questions regarding the above should be directed to me at
(202) 551-3432.


								Sincerely,



								William H. Demarest
								Staff Accountant

Mr. Gordon Samson
TAO Minerals LTD.
April 6, 2006
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